Exhibit 99.75

Grande West to Present at The Microcap Rodeo Winter Wonderland
Conference

Vancouver, British Columbia, February 12, 2021 – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that management will present at the virtual Winter Wonderland Conference: Best Ideas From the Buy-Side taking place February 16-19, 2021.

The Winter Wonderland Conference is an event presented by The Microcap Rodeo, featuring leading companies recommended by qualified institutional investors. Learn more about the Winter Wonderland Conference and register to attend on the event website at https://microcaprodeo.com/.

William Trainer, President and Chief Executive Officer of Grande West, is scheduled to participate in one on-one meetings throughout the event and will host a virtual presentation as follows:

The Winter Wonderland Conference: Best Ideas From the Buy-Side

Date: Tuesday, February 16, 2021

Time: 12:00 p.m. Eastern time

Webcast: https://www.webcaster4.com/Webcast/Page/2134/40064

A live audio webcast of the event presentation will be available using the webcast links above. For more information on The Winter Wonderland Conference, please visit https://microcaprodeo.com/.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading Canadian supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW, seeks to lead the global transition to a more sustainable public transit system. For more information, please visit www.grandewest.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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